Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-171683
January 28, 2011
ADECOAGRO S.A.

28,571,428 Common Shares
          This free writing prospectus relates only to this offering and updates the preliminary prospectus dated January 25, 2011, included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-171683). On January 28, 2011, we filed Amendment No. 3 to the Registration Statement. The following information updates and supplements the preliminary prospectus dated January 25, 2011 with information that is reflected in the preliminary prospectus dated January 28, 2011 included in Amendment No. 3 to the Registration Statement. Please refer to the preliminary prospectus dated January 28, 2011, which is included in Amendment No. 3, for the full contents thereof, which can be accessed through the following link: http:\\www.sec.gov/Archives/edgar/data/1499505/000095012311006362/y87804a3fv1za.htm
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THE OFFERING
          We are offering 28,405,925 common shares, and the selling shareholders are offering 165,503 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders.
          Prior to this offering, there has been no public market for our common shares. The initial public offering price of the common shares is expected to be between $11.00 and $12.00 per share. Our common shares have been approved for listing on the New York Stock Exchange under the symbol “AGRO”.
          We have entered into an agreement, which we refer to as the Al Gharrafa Transaction, with Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, which we refer to as “Al Gharrafa”, pursuant to which we will sell to Al Gharrafa a number of common shares equal to an aggregate purchase price of 25% of the aggregate gross proceeds of the offering to the Company and the selling shareholders, excluding the underwriters’ over-allotment option. These shares will be purchased by Al Gharrafa at a purchase price per share equal to the price per common share paid by the underwriters in this offering. Assuming an initial public offering price of $11.50 per share (the midpoint of the range), Al Gharrafa will purchase 7,440,476 common shares (at an assumed price of $11.04). The sale of common shares to Al Gharrafa is conditioned upon, and will close immediately after, the closing of this offering. However, this offering is not conditioned upon the closing of the sale of common shares to Al Gharrafa.
          We have granted the underwriters an option to purchase a maximum of 4,285,714 additional common shares to cover over-allotments.
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USE OF PROCEEDS
          We expect to receive $308,476,412 of net proceeds from the sale of shares by us in this offering, after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, based on an assumed offering price of $11.50 per share, the mid-point of the range set forth on the cover page of the preliminary prospectus dated January 28, 2011 and assuming that the over-allotment option is not exercised. If the underwriters fully exercise their over-allotment option, we expect to receive $355,790,695 of net proceeds. An increase (decrease) of $1.00 in the assumed price per share of $11.50 would increase (decrease) the net proceeds in connection with this offering by $27,269,688 (assuming the over-allotment option is not exercised).
          In addition, we expect to receive $82 million of net proceeds from the sale of shares by us to Al Gharrafa in the Al Gharrafa Transaction, based on an assumed price per share equal to $11.04 per share to be paid by Al Gharrafa, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of the preliminary prospectus dated January 28, 2011. Al Gharrafa is only obligated to purchase an amount of common shares equivalent to 25% of the aggregate gross proceeds of the offering to the Company and the Selling Shareholders, excluding the underwriters’ over-allotment option, at the price per common share paid by the underwriters.

CAPITALIZATION

The following table sets forth the consolidated capitalization as of September 30, 2010 of:

(i) IFH on an actual basis, reflected in the “Actual” column below;

(ii) Adecoagro S.A. on a pro forma basis to reflect the Reorganization, as described in “Business — Corporate Structure and Reorganization” in the preliminary prospectus dated January 28, 2011, and the Reverse Stock Split, as described in “Summary — Recent Developments” in the preliminary prospectus dated January 28, 2011, reflected in the “Pro Forma” column below;

(iii) Adecoagro S.A. on a pro forma as adjusted basis to reflect:

•	The sale of 28,405,925 common shares in this offering at an assumed initial public offering price of $11.50, the midpoint of the estimated price range shown on the cover page of the preliminary prospectus dated January 28, 2011, after deducting underwriting discounts and estimated offering expenses;

•	The sale of 7,440,476 common shares in the Al Gharrafa Transaction at an assumed price of $11.04 per share, reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of the preliminary prospectus dated January 28, 2011; and

•	The application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus dated January 28, 2011,

reflected in the “Pro Forma as Adjusted” column below.

The consummation of the Al Gharrafa transaction is subject to certain conditions. Please see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company” in the preliminary prospectus dated January 28, 2011.

You should read the information in this table in conjunction with the Audited Annual Consolidated Financial Statements and the Audited Interim Consolidated Financial Statements, and the notes to those statements, appearing elsewhere in this prospectus, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the preliminary prospectus dated January 28, 2011.

	As of September 30, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(Unaudited)	(Unaudited)
	(In millions of $)

Current borrowings
Bank borrowings	137.4	137.4	137.4
Obligations under finance leases	0.5	0.5	0.5

Total current borrowings	137.9	137.9	137.9
Non-current borrowings
Bank borrowings	265.3	265.3	265.3
Obligations under finance leases	0.1	0.1	0.1

Total non-current borrowings	265.4	265.4	265.4

Total borrowings	403.2	403.2	403.2

Equity attributable to equity holders of the parent
Members’ units	697.3	—	—
Share capital(1)	—	120.0	173.8
Share premium(2)	—	563.3	900.1
Cumulative translation adjustment	5.6	5.5	5.5
Equity-settled compensation	13.6	13.3	13.3
Retained earnings	(44.5)	(43.6)	(43.6)

Total equity attributable to equity holders of the parent	672.4	658.6	1,049.1

Total capitalization(3)	1,075.6	1,061.8	1,452.3

(1)	Consists of 79,999,985 shares, $1.50 par value per share or 115,846,386 shares, $1.50 par value, as adjusted.

(2)	$7.041792 premium per share or $7.770572 premium per share, as adjusted.

(3)	Total capitalization includes total borrowings plus total equity attributable to equity holders of the parent.

DILUTION

We have a pro forma net tangible book value of $7.89 per common share. Our pro forma net tangible book value represents the amount of our pro forma total assets (excluding only pro forma goodwill) less our pro forma total liabilities and pro forma non controlling interests, calculated at September 30, 2010, divided by 79,999,985, the total number of our common shares outstanding as of September 30, 2010 after giving pro forma effect to the Reorganization and the Reverse Stock Split. For additional information on our Reorganization, please see “Business — Corporate Structure and Reorganization” in the preliminary prospectus dated January 28, 2011. For more information on the Reverse Stock Split, please see “Summary — Recent Developments” in the preliminary prospectus dated January 28, 2011.

After giving effect to the sale of 28,405,925 common shares in this offering at an assumed initial public offering price of $11.50 per share, the mid-point of the range set forth on the cover page of the preliminary prospectus dated January 28, 2011, assuming that the underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions and estimated offering expenses payable by us, and after giving effect of the sale of 7,440,476 common shares (at an assumed price per share reflecting the price paid by the underwriters in this offering assuming the mid-point of the range set forth on the cover page of the preliminary prospectus dated January 28, 2011) in the Al Gharrafa Transaction, assuming it is consummated (see “Business — Offering Transactions and Sale to Al Gharrafa Investment Company” in the preliminary prospectus dated January 28, 2011), our pro forma net tangible book value estimated as of the date of the preliminary prospectus dated January 28, 2011 would have been approximately $1,022 million, or $8.82 per common share. This represents an immediate increase in pro forma net tangible book value of $0.93 per common share to our existing shareholders and an immediate pro forma dilution of $2.68 per common share to purchasers of common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and pro forma net tangible book value per common share immediately after the completion of the offering and the Al Gharrafa Transaction.

The following table illustrates this dilution to new investors purchasing common shares, on a per share basis:

Assumed offering price per common share	$11.50
Pro forma net tangible book value per common share as of September 30, 2010	$7.89
Increase in pro forma net tangible book value per common share attributable to new investors	$0.93
Pro forma net tangible book value per common share after the offering and the Al Gharrafa Transaction	$8.82
Dilution per common share to new investors	$2.68
Percentage of dilution in pro forma net tangible book value per common share	23%

Each $1.00 increase (decrease) in the offering price per common share would increase (decrease) the pro forma net tangible book value after this offering and, assuming it is consummated, the Al Gharrafa Transaction by $0.30 per common share, assuming no exercise of the over-allotment option granted to the underwriters.

The preceding tables are based on our common shares outstanding as of September 30, 2010, after giving effect to the Reverse Stock Split, and assume no exercise of any outstanding stock options (See “Management — Share Options — Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan” in the preliminary prospectus dated January 28, 2011).

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the date of this offering and as adjusted to reflect the sale of the common shares offered in this offering and the Al Gharrafa Transaction, for:

•	our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each selling shareholder participating in this offering.

The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional 4,285,714 common shares, which would be sold by the Company.

				Shares Beneficially
				Owned After this
				Offering and the Al
	Shares Beneficially			Gharrafa
	Owned Prior to this		Number of	Transaction
	Offering and the Al		Shares to be	(assuming it is
	Gharrafa Transaction		Sold in this	consummated)
	Number	Percent	Offering	Number	Percent

Principal and Selling Shareholders:
Pampas Humedas LLC(1)	27,158,693	32.56	—	27,158,693	22.77
HBK Master Fund LP(2)	20,471,770	24.54	—	20,471,770	17.17
Stichting Pensioenfonds Zorg en Welzijn(3)	10,807,824	12.96	—	10,807,824	9.06
Ospraie Special Opportunities Master Holdings Ltd.(4)	9,368,025	11.23	—	9,368,025	7.86
Al Gharrafa Investment Company(5)	5,185,308	6.22	—	12,625,784	10.59
Liuede Holdings Ltd(6)	916,180	1.10	91,618	824,562	0.69
Cobra CA Holdings Ltd(7)	438,756	0.53	51,448	387,308	0.32
Xango Corporation(8)	186,344	0.22	18,634	167,710	0.14
Inigo Herrera(9)	32,426	0.04	3,803	28,623	0.02
Directors and Executive Officers
Abbas Farouq Zuaiter	—	—	—	—	—
Alan Leland Boyce	1,030,310	1.24	—	1,030,310	0.86
Guillaume van der Linden	—	—	—	—	—
Paulo Albert Weyland Vieira	—	—	—	—	—
Mariano Bosch(10)	737,553	0.88	—	737,553	0.62
Plínio Musetti	—	—	—	—	—
Mark Schachter	—	—	—	—	—
Julio Moura Neto	—	—	—	—	—
Andrés Velasco Brañes	—	—	—	—	—
Carlos A. Boero Hughes	*	*	—	*	*
Emilio F. Gnecco	*	*	—	*	*
Walter Marcelo Sanchez	*	*	—	*	*
Mario José Ramón Imbrosciano	*	*	—	*	*
Leonardo Berridi	*	*	—	*	*
Marcelo Vieira(11)	1,132,376	1.36	—	1,040,758	0.87
Ezequiel Garbers	*	*	—	*	*
Directors and executive officers as a group	5,197,586	6.23	—	5,105,968	4.28

*	Owns less than 1% based on the total number of outstanding shares of 79,999,985 as of the date of this prospectus.

(1)	The address of Pampas Humedas LLC is c/o Soros Fund Management LLC 888 Seventh Avenue, New York, NY 10106.

(2)	The address of HBK Master Fund LP is Maples Corporate Services Ltd.: PO BOX 309, Ugland House, George Town, Grand Cayman KY1-1104, Cayman Islands / Notice Address: HBK Master Fund L.P. c/o HBK Services LLC, Attn: Legal department, 2101 Cedar Sring Road, Suite 700, Dallas TX 75201, USA.

(3)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O.BOX 4001 NL-3700 KA Zeist The Netherlands.

(4)	The address of Ospraie Special Opportunities Master Holdings Ltd is Ospraie Advisors L.P.: 320 Park Avenue, 27th floor, New York, NY 10022, USA.

(5)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands. The increase in the ownership of Al Gharrafa Investment Company following the offering reflects the purchase of 7,440,476 shares by Al Gharrafa under the Al Gharrafa Transaction, assuming it is consummated. Qatar Holding LLC, the parent company of Al Gharrafa Investment Company, and its affiliates made investments in Credit Suisse Group AG in 2007 and 2008.

(6)	The address of Liuede Holdings Ltd, a company wholly owned by Marcelo Vieira, one of our officers, is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(7)	The address of Cobra CA Holdings Ltd is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(8)	The address of Xango Corporation is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(9)	The address of Inigo Herrera is Rambla Pacheco 28, La Brava, Punta del Este, Uruguay.

(10)	Includes 606,609 shares issuable upon exercise of options held by Mr. Bosch that are exercisable within 60 days of the date of this prospectus.

(11)	Includes 216,198 shares issuable upon exercise of options held by Mr. Vieira that are exercisable within 60 days of the date of this prospectus. Mr. Vieira is the owner of Liuede Holdings Ltd, one of the selling shareholders in this offering.

As of the date of this prospectus 30,009,955 shares, representing 37.51% of our outstanding common shares are held by United States record holders.

OTHER CHANGES
          Among other information that has been updated in the preliminary prospectus dated January 28, 2011 that is included in Amendment No. 3 to the Registration Statement are those items set forth below. Please refer to the preliminary prospectus dated January 28, 2011 for the full contents thereof.
•	Our issued and outstanding share capital consists of 79,999,985 common shares as of the date of the preliminary prospectus dated January 28, 2011. Assuming an offering price of $11.50 per share, immediately after the offering and, assuming it is consummated, the Al Gharrafa Transaction, we will have 115,846,386 common shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, we will have 120,132,100 common shares issued and outstanding.

•	As of the date of the preliminary prospectus dated January 28, 2011, our principal shareholders are the beneficial owners of 69.4% of our common shares (after giving effect to this offering and, assuming it is consummated, the Al Gharrafa Transaction).

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          The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, Itau BBA USA Securities Inc. toll free at 1-888-770-4828 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.
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